LOUIS M. “MIKE” RICCIO, JR.	1284 N. TELEGRAPH ROAD
Senior Vice President &	MONROE, MICHIGAN 48162-3390
Chief Financial Officer	Phone: 734-384-5712
Mike.riccio@la-z-boy.com

March 15, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Attn:       Rufus Decker

RE:          La-Z-Boy Incorporated
Form 10-K for the Year Ended April 28, 2012
Filed June 19, 2012
Response dated February 22, 2013
File No. 1-9656

Dear Mr. Decker:

This letter is being sent in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K provided in the letter dated March 1, 2013 (the “Comment Letter”), addressed to Mr. Louis M. Riccio, Jr., La-Z-Boy Incorporated’s Senior Vice President and Chief Financial Officer.

For convenience of reference, we have set forth your comments below, followed by our response.

Form 10-K for the Year Ended April 28, 2012

Management’s Discussion and Analysis

Critical Accounting Policies

Long-Lived Assets, page 35

1.
We note your response to comment two in our letter dated February 1, 2013.  In a similar manner to your response, please disclose what consideration was given to recurring losses in your impairment assessments of long-lived assets related to this segment.  Please show us in your supplemental response what the revisions will look like in future filings.

In our impairment assessment of long-lived assets, we historically viewed our recurring losses in our Retail segment as an indicator of impairment, and we therefore performed the appropriate impairment analysis.  As shown in our third quarter fiscal 2013 10-Q, we are currently in a year-to-date operating income position for our Retail segment, and we believe that the trend will continue such that we will not realize recurring losses in our Retail segment for the full fiscal year.  Because we anticipate being in an operating income position for our Retail segment on an annual basis, we do not plan to address the recurring losses of our Retail segment in our critical accounting policies.  If we experience a trend of recurring Retail losses in the future, we will expand our critical accounting policies discussion to include the following paragraph:

We consider the recurring losses in our Retail segment to be an indication of potential impairment, and as a result, we assess the long-lived assets of this segment for impairment annually at the individual store level.  The long-lived assets of our Retail segment consist primarily of leasehold improvements (which are not significant at an individual store level), and in limited circumstances, real estate consisting of land and building.  In our Retail segment, we currently have some stores which are profitable and other stores which are unprofitable.  Through a combination of market appraisals for real estate and/or an assessment of the future undiscounted cash flows of our unprofitable retail stores we assess the recoverability of the related long-lived assets of our retail stores.  If the recorded value of these underlying assets is greater than the underlying future undiscounted cash flows, an impairment is recorded as necessary.

Financial Statements

Notes to the Financial Statements

Note 14.  Segment Information, page 61

2.
We note your response to comment five in our letter dated February 1, 2013.  Given the significant amount of intersegment revenues, we continue to believe that you should expand your disclosure either in the notes to the financial statements or in management’s discussion and analysis to disclose the extent to which each segment’s operating income is derived from intersegment revenues as well as the impact these intersegment transactions have on the comparability of segment operating income from period to period.  Please further advise or revise as necessary.  Please show us in your supplemental response what the revisions will look like in future filings.

We continue to believe that the guidance set forth in ASC 280 does not call out operating income on intersegment revenues as a required disclosure.  In addition, such data is not readily available from our accounting records, and we do not monitor profitability based upon this metric.   We will, however, provide the following additional disclosure in our segment note in future filings to better explain the impact on segment operating profit from intersegment sales:

We account for intersegment revenue transactions between our segments consistent with independent third party transactions, that is, at current market prices.  As a result, the manufacturing profit related to sales to our Retail segment is included within the appropriate Upholstery or Casegoods segment.  Operating income realized on intersegment revenue transactions is therefore generally consistent with the operating income realized on our revenue from independent third party transactions.

Schedule II – Valuation and Qualifying Accounts, page 74

3.
We note your response to comment 12 in our letter dated February 1, 2013.  The additional disclosures that you provided appear to be related to your product warranty liability amounts, which you already provide disclosure for in Note 10 to the financial statements on page 57.  Based on your disclosures on page 34, provisions are also made at the time revenue is recognized for estimated product returns.  Please also present the activity related to your product returns allowance in your schedule pursuant to Rule 12-09 of Regulation S-X.  Please show us in your supplemental response what the revisions will look like in future filings.

We agree that the information that we provided in our response is related to our product warranty liability amounts as disclosed in Note 10 to the financial statements.   Our product returns are primarily associated with our warranty arrangements, and we have therefore included in our product warranty reserve a minimal amount related to product returns.  The cost of product returns not associated with a warranty claim is immaterial.

In connection with your comment and our response, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or further comments that you may have.

Very truly yours,

/s/ Louis M. Riccio, Jr.
Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer